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Exhibit 2.2

GP Investments Acquisition Corp. 150 E. 52nd Street, Suite 5003 New York, New York 10022	Let's Go Acquisition Corp 150 E. 52nd Street, Suite 5003 New York, New York 10022

                      July 28, 2016

WKI Holding Company, Inc.
9525 West Bryn Mawr Avenue, Suite 400
Rosemont, IL 60018

WKI Group, LLC
c/o W Capital Partners II, L.P.
c/o W Capital Partners
400 Park Avenue, Suite 910
New York, NY 10022

Re:
Amendment No. 1 to the Agreement and Plan of Merger dated April 19, 2016

Ladies and Gentlemen:

        Reference is made to the Agreement and Plan of Merger, dated as of April 19, 2016 (the "Merger Agreement"), by and among GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing) ("Acquiror"), Let's Go Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror ("Merger Sub"), WKI Holding Company, Inc., a Delaware corporation (the "Company"), and, solely in its capacity as the initial Holder Representative hereunder, WKI Group, LLC, a Delaware limited liability company (collectively with Acquiror, Merger Sub and the Company, the "Parties"). Capitalized terms used but not defined in this letter agreement (this "Letter Agreement") shall have the meanings specified in the Merger Agreement.

        The Parties desire to consummate the Merger pursuant to the terms and subject to the conditions of the Merger Agreement, as amended, waived or otherwise altered hereby. By execution of this Letter Agreement, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows, notwithstanding anything to the contrary contained in the Merger Agreement:

        Section 1    Added Definitions.     The following definitions are hereby added (in the appropriate alphabetical order) to Section 1.1 of the Merger Agreement:

          "Excess Amount" means the amount to be paid by Acquiror with respect to any Excess Redemption Shares in respect of a Threshold Event.

          "Incremental Equity Issuances" means the sale or issuance (or the entry into an agreement to sell or issue, as applicable), of voting Acquiror Common Shares at a price of $10.00 per share sold or issued (or to be sold or issued, as applicable) to any such Person(s), including the Sponsor, any Pre-Closing Holder, each of their respective affiliates and/or unrelated third parties, with whom Acquiror may enter into an agreement(s) in respect of the foregoing, that are incremental to any sale or issuance of Acquiror Common Shares pursuant to the Equity Commitment Letter or the Merger Agreement.

          "Threshold Event" means the redemption for cash of any outstanding Acquiror Common Shares in excess of thirty percent (30%) of the Acquiror Common Shares pursuant to Article 48 of Acquiror Governing Documents and as part of the Acquiror Share Redemptions (such Acquiror Common Shares, the "Excess Redemption Shares").

        Section 2    Waiver of Restrictions on Issuance of Acquiror Securities.     In contemplation of the potential for Acquiror to make (or agree to make) Incremental Equity Issuances, the Parties hereby waive, subject to Section 3 of this Letter Agreement, the terms of Section 7.7(d) of the Merger Agreement as such terms apply with respect to Acquiror and/or any of its Subsidiaries in connection with any issued or agreed Incremental Equity Issuances.

        Section 3    Limitations on Incremental Equity Issuances.     In no event shall the Incremental Equity Issuances (i) exceed $115,000,000 in the aggregate or (ii) result in more than $43,000,000 of available cash on the consolidated balance sheet of Acquiror, after giving effect to the Merger and all payments, distribution, disbursements or similar actions required in connection therewith, including any payments made or to be made in respect of the Acquiror Share Redemptions.

        Section 4    Waived Closing Conditions.     In the event of a Threshold Event, and then only if (x) the aggregate proceeds received by Acquiror in respect of any or all of the Incremental Equity Issuances is equal to or greater than the Excess Amount, and (y) the entire amount of Equity Financing contemplated under the Equity Commitment Letter (including for the avoidance of doubt, the additional Eight Million U.S. Dollars ($8,000,000) for funding redemptions for cash of outstanding Acquiror Common Shares in excess of twenty-five percent (25%) and up to thirty percent (30%)) has been funded, then each of the Parties shall be automatically deemed to have waived satisfaction of the conditions set forth in Section 9.1(h) and Section 9.1(i) of the Merger Agreement.

        Section 5    Cooperation Regarding Threshold Events.     In the event that a Threshold Event has occurred but following good faith efforts Acquiror is not able to obtain written agreements in respect of Incremental Equity Issuances in an aggregate amount equal to or greater than the Excess Amount, the Parties shall discuss the potential issuance or sale of securities of Acquiror on terms other than as contemplated in the definition of Incremental Equity Issuances as may be required to fund any portion of the Excess Amount; provided, that in the event such arrangements involve transactions other than the Incremental Equity Issuances contemplated hereby (such arrangements, "Alternate Financing Arrangements"), Acquiror will obtain the Company's written consent prior to execution of any documentation related to such Alternate Financing Arrangements; and provided, further, that this Section 5 shall in no way obligate any party to agree to enter into or permit any Alternate Financing Arrangement or impair the right of any party to terminate the Merger Agreement in accordance with its terms.

        Section 6    Amendment of Acquiror's Financial Ability Representation.     The penultimate sentence of Section 5.8 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

          The aggregate proceeds contemplated by the Commitment Letters and the Incremental Equity Issuances, together with available cash and other available funds of Acquiror and Merger Sub, will collectively be sufficient for Merger Sub and the Surviving Corporation to complete the transactions contemplated by this Agreement, and to satisfy all of the obligations of Acquiror and Merger Sub under this Agreement, including (i) paying the Merger Consideration at Closing, (ii) effecting the repayment or refinancing of all Indebtedness of the Company as of the Closing Date, (iii) procuring the R&W Insurance Policy and (iv) paying all related fees and expenses.

        Section 7    Amendment of Acquiror's Capitalization Representation.     Section 5.13(c) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

  (c)
  Except as set forth in this Section 5.13 or with respect to Acquiror Common Shares issued as part of the Incremental Equity Issuances, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

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        Section 8    Additional Amendments.

          (a)   The definition of "Acquiror Shareholder Approval" in Section 1.1 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

            "Acquiror Shareholder Approval" means the approval of (1) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.1(b), in each case, by an affirmative vote of the holders of at least two-thirds of the then outstanding Acquiror Common Shares and (2) those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I), (J) and (K) of Section 8.1(b), in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares, in each case, at a shareholders' meeting duly called by the Board of Directors of Acquiror and held for such purpose.

          (b)   The definition of "Company Warranty Breach" in Section 1.1 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

          "Company Warranty Breach" has the meaning specified in Section 12.2(a)(i)"

          (c)   The reference to "0" in the entry for "End Date" in Section 1.1 of the Merger Agreement is hereby amended to be a reference to "Section 10.01(c)".

          (d)   The two parentheticals in the second proviso of Section 3.2(b) reading "(and, solely in the case of each Pre-Closing Holder of SARs, further multiplied by 0.75)" shall be deleted.

          (e)   Section 9.3(g) of the Merger Agreement is hereby amended such that the word "elected" shall be replaced by the word "appointed".

          (f)    Section 10.1 of the Merger Agreement is hereby amended such that (i) the undesignated paragraph between paragraphs "(c)" and "(d)" shall be designated as paragraph "(d)" and (ii) paragraph "(d)" shall be designated as paragraph "(e)" and (ii) the proviso in clause "(iii" of such undesignated paragraph to be designated as paragraph "(d)" hereby shall be amended and restated to read in its entirety as follows:

    provided, however, that in the event the conditions set forth in Section 9.1(a), Section 9.1(b), Section 9.1(c), Section 9.1(d), Section 9.1(h) or Section 9.1(i) shall not have been satisfied on or before the End Date but all of the other conditions set forth in Section 9.1 have been satisfied or are capable of being satisfied on or before the End Date, either Acquiror or the Company may unilaterally extend the End Date, on one or more occasions, by notice delivered to the other party, until a date no later than November 19, 2016, in which case the End Date shall be deemed for all purposes to be the latest of such dates, or

          (g)   Section 12.04(b) of the Merger Agreement is hereby amended such that the dollar value "$50,000" as used in the defined term "Per-Claim Basket" shall be replaced by the dollar value "$75,000".

        Section 9    Corporate Restructuring.     A new Section 6.10 shall be incorporated into the Merger Agreement to read as follows:

  Corporate Restructuring.    Notwithstanding anything else in this Agreement (including Section 6.1), Acquiror hereby consents to the Company taking and, effective as of August 12, 2016, the Company shall take each of the actions specified in Schedule 1 to this Letter Agreement (the "Restructuring Actions"). The Parties agree that any severance, pro-rated bonus payment, provision of outplacement services, or provision of medical, dental or COBRA insurance cost or other liability incurred by the Company or any of its Subsidiaries arising from any such Restructuring Actions and any effects on the consolidated balance sheet of the Company and its Subsidiaries attributable to such Restructuring Actions shall be excluded from any calculation of Net Working Capital under this Agreement. Furthermore, provided that each of the Restructuring Actions have

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    been taken as contemplated by the first sentence of this Section 6.10, Acquiror shall, no later than sixty (60) calendar days following the Closing Date, pay to the Exchange Agent for distribution to the Pre-Closing Holders in accordance with each holders' relative Applicable Percentage an amount in cash equal to the aggregate amount actually paid by the Company prior to the Closing Date in respect of the Restructuring Actions (such amount in any event not to exceed the aggregate amount presented on Schedule 1).

        Section 10    No Other Amendments.     Except as expressly amended by this Letter Agreement, the Merger Agreement (together with the Disclosure Letters delivered in connection therewith) is and will remain unmodified and in full force and effect. Each future reference to the Merger Agreement will refer to the Merger Agreement as modified by this Letter Agreement. Anything to the contrary in this Letter Agreement notwithstanding, in the event of a conflict between the terms and conditions of this Letter Agreement and the terms and conditions of the Merger Agreement, the terms and conditions of this Letter Agreement shall govern. This Letter Agreement may only be amended, restated, supplemented or otherwise modified, and any provision hereof may only be waived, by written agreement duly executed by all Parties.

        Section 11    Company Stockholder Approval.

        (a)   Notwithstanding Section 6.3 of the Merger Agreement, the Company shall take all actions necessary to obtain, and then deliver as promptly as practicable thereafter, an irrevocable written consent from holders of more than sixty percent (60%) of the total number of shares of Common Stock then outstanding that approves the Agreement as amended by this Letter Agreement and the Merger pursuant to Section 228(a) and 251(c) of the DGCL and Article Seventh of the Company's Amended and Restated Certificate of Incorporation (the "New Written Consent"). Upon receipt of the New Written Consent, which shall satisfy the condition to Closing set forth in Section 9.1(g) of the Merger Agreement, the Company shall promptly deliver a copy thereof to Acquiror and shall comply with its obligations under Section 6.2(b) of the Merger Agreement mutatis mutandis in respect of the New Written Consent.

        (b)   In order to induce Acquiror to enter into this Letter Agreement, each of the Principal Stockholders and Management Stockholders hereby agree in connection with the New Written Consent or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, (i) to vote (or cause to be voted) all of such holder's shares of Common Stock, and any other shares of capital stock of the Company owned, beneficially or of record, in favor of approval of the Merger Agreement as amended by this Letter Agreement and the transactions contemplated thereby (including the Merger), and (ii) that irreparable harm would occur in the event that its obligations under this Section 11(b) were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at Law and, accordingly, that Acquiror shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Section 11(b), with any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

        Section 12    Miscellaneous.     The provisions of Article XIII of the Merger Agreement are incorporated by reference herein mutatis mutandis and this Letter Agreement shall be governed by and construed in accordance with such provisions.

[Remainder of Page Intentionally Left Blank]

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Very truly yours,
GP INVESTMENTS ACQUISITION CORP.
By:	/s/ ANTONIO BONCHRISTIANO Name: Antonio Bonchristiano Title: Chief Executive Officer
LET'S GO ACQUISITION CORP.
By:	/s/ ANTONIO BONCHRISTIANO Name: Antonio Bonchristiano Title: Authorized Signatory

ACCEPTED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN:
WKI HOLDING COMPANY, INC.
By:	/s/ CARL WARSCHAUSKY Name: Carl Warschausky Title: President and CEO
WKI GROUP, LLC, solely in its capacity as the initial Holder Representative hereunder
By:	/s/ STEPHEN WERTHEIMER Name: Stephen Wertheimer Title: Authorized Signatory

ACCEPTED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN SOLELY FOR PURPOSES OF SECTION 11(B) HEREOF:
W CAPITAL PARTNERS II, L.P. By: WCP GP II, L.P., its General Partner By: WCP GP II, LLC, its General Partner
By:	/s/ STEPHEN WERTHEIMER Name: Stephen Wertheimer Title: Managing Member
OAKTREE CAPITAL MANAGEMENT, L.P. ON BEHALF OF CERTAIN FUNDS AND ACCOUNTS IT MANAGES which hold Company Common Stock
By:	/s/ ROBERT O'LEARY Name: Robert O'Leary Title: Managing Director
By:	/s/ KENNETH LIANG Name: Kenneth Liang Title: Managing Director

/s/ CARL WARSCHAUSKY Carl Warschausky	/s/ STEPHEN EARHART Stephen Earhart
/s/ ED FLOWERS Ed Flowers	/s/ DEBORAH PASKIN Deborah Paskin
/s/ LEE MUIR Lee Muir	/s/ KRIS MALKOSKI Kris Malkoski

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  Exhibit 2.2
Section 1 Added Definitions.
Section 2 Waiver of Restrictions on Issuance of Acquiror Securities.
Section 3 Limitations on Incremental Equity Issuances.
Section 4 Waived Closing Conditions.
Section 5 Cooperation Regarding Threshold Events.
Section 6 Amendment of Acquiror's Financial Ability Representation.
Section 7 Amendment of Acquiror's Capitalization Representation.
Section 8 Additional Amendments .
Section 9 Corporate Restructuring.
Section 10 No Other Amendments.
Section 11 Company Stockholder Approval .
Section 12 Miscellaneous.